DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Jeffrey M. Sullivan jeffrey.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

February 16, 2011

Via Courier and EDGAR

Tom Kluck, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	STAG Industrial, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed February 16, 2011
Registration No. 333-168368

Dear Mr. Kluck:

As counsel to STAG Industrial, Inc. (the “Company”) and in connection with your comment letter dated February 14, 2011, regarding the Company’s amendment no. 3 to the registration statement on Form S-11 (registration no. 333-168368), we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 4 to the registration statement (the “Amendment”).

In addition, attached as Appendix A are the Company’s responses to your comment letter.  For your convenience, we have reproduced in the appendix your numbered comment in bold font before the Company’s response thereto.  Capitalized terms used in the appendix have the meanings provided in the Amendment if not otherwise defined in this letter or the appendix.

We are forwarding a courtesy package to each of you, Messrs. Kevin Woody and Robert Telewicz and Ms. Kristina Aberg.  The courtesy package includes this letter and marked and unmarked copies of the Amendment.  The marked copy shows changes from the filing of amendment no. 3 to the registration statement on January 28, 2011.

If you have any questions concerning the Amendment, please contact me at (919) 786-2003.

Sincerely,

/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

cc:   Securities and Exchange Commission

Kevin Woody

Robert Telewicz

Kristina Aberg

STAG Industrial, Inc.

Benjamin S. Butcher

Gregory W. Sullivan

Kathryn Arnone

William Crooker

DLA Piper LLP (US)

Karolyn E. Johnson

Goodwin Procter LLP

Gilbert G. Menna

Daniel P. Adams

PricewaterhouseCoopers LLP

Richard Fournier

Appendix A

Distribution policy, page 52

1.                                                              We have reviewed your response to comment 1 in our letter dated November 15, 2010 and the related revisions to your disclosure on page 54 of your filing.  Tell us whether you have any committed source of financing to fund the deficiency between your anticipated distributions and your cash available for distribution.  To the extent you don’t have a committed source of financing, tell us how you determined it would be appropriate to disclose an anticipated distribution in excess of your cash available for distribution.

Response:  We confirm that we have reached agreement with Bank of America, N.A. and several others lenders for a $100 million secured corporate revolving credit facility.  We and the lenders negotiated and executed the credit facility agreement and delivered the executed credit agreement into an escrow arrangement, subject to consummation of our initial public offering and other customary closing conditions.  We filed a form of the agreement as an exhibit to the Amendment, and upon release of the escrow after completion of our offering, we will file a conformed copy of the executed agreement as an exhibit to a current report on Form 8-K.  Please note that we revised our disclosure in the Amendment in several places to state that we signed the credit facility agreement.  Please see, for example, pages 5, 10 and 71 of the Amendment.  We also advise you that, after preparing our financial statements for the 12 months ended December 31, 2010, we believe our initial dividend amount will be equal to or less than our estimated cash available for distribution.  Accordingly, unless our anticipated initial dividend amount changes, in our next amendment that includes our offering size, price range, initial dividend amount and payout ratio, we will revise our disclosure to eliminate discussion of any deficiency.